UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-11779

S/M Real Estate Fund VII, Ltd.

(Exact name of registrant as specified in its charter)

5520 LBJ Freeway, Suite 500, Dallas, Texas 75240, (972) 404-7100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Limited Partnership Interests

(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒*	Rule 12h-3(b)(1)(i)	☒*
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

     Approximate number of holders of record as of the certification or notice date: zero.

     *The partnership has made liquidating distributions to all holders of the Limited Partnership Interests.

     Pursuant to the requirements of the Securities Exchange Act of 1934, S/M Real Estate Fund VII, Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	August 6, 2004	S/M REAL ESTATE FUND VII, LTD.

		By:	SM7 Apartment Investors, Inc., General Partner

			By:	/s/ Richard E. Hoffmann

Name: Richard E. Hoffman Title: Chief Executive Officer, President, Director and Treasurer